Exhibit 99.9

Amendment No. 1 to Amended and Restated Statement of Work #1

[3PL]

This Amendment No. 1 (Amendment #1) to the Amended and Restated Statement of Work #1 (“SOW”) is entered into with an effective date of November 1, 2019 (the “Amendment #1 Effective Date”) pursuant to and shall be governed by the terms and conditions set forth in that certain Amended and Restated Master Services Agreement by and between Theratechnologies Inc. (“Customer”) and RxC Acquisition Company d/b/a RxCrossroads by McKesson (“RxCrossroads”) with an effective date of November 1, 2017 (the “Agreement”). All capitalized terms used herein shall have the same meanings as set forth in the Agreement unless otherwise specifically defined herein.

WHEREAS, Customer and RxCrossroads entered into the SOW with an effective date of November 1, 2017 regarding 3PL services to be provided by RxCrossroads;

WHEREAS, Customer and RxCrossroads desire to add an additional product to the list of products for which RxCrossroads provides 3PL services under the SOW;

NOW, THEREFORE, for good and valuable consideration, Customer and RxCrossroads hereby agree as follows:

1.0	Addition of Product

Customer and RxCrossroads hereby agree to add EGRIFTA SVTM under the SOW as an additional Product for which RxCrossroads will provide Services to Customer. Accordingly, Section 1.0 of SOW is hereby deleted and replaced with the following:

1.0 Services.

RxCrossroads will provide the warehousing and logistical support services set forth in Section 2.0 (collectively, the “Services”) to support the storage and distribution of Customer’s prescription drug products in their finished forms: EGRIFTA, the EGRIFTA injection kits, EGRIFTA SVTM, the EGRIFTA SVTM injections kits, and ibalizumab (collectively, the “Products”). New Products may be added upon the mutual agreement of the parties and pursuant to a written amendment to this SOW. RxCrossroads shall be Customer’s exclusive 3PL provider for all of Customer’s products, in the United States. RxCrossroads shall make available the appropriate personnel necessary for successful implementation of all Services, including a project manager. RxCrossroads shall conduct regular business reviews and quality improvement reviews to assure mutual success.

2.0	Fees

Customer and RxCrossroads hereby agree to update Fees related to the addition of Product under this SOW. Accordingly, Section 5.0 of SOW is hereby amended to add the following:

Add EGRIFTA SVTM to Ambient or Controlled Product, within the Warehouse Storage section of Fees.

3.0	No other Amendment

The amendment contained in this Amendment #1 is the only amendment made to the terms and conditions of the SOW. Except as amended herein, all of the terms and conditions of the SOW remain in full force and effect and shall govern this Amended SOW.

RxC ACQUISITIONS COMPANY d/b/a RxCROSSROADS BY MCKESSON	THERATECHNOLOGIES INC.

BY: (signed) Layne H. Martin	BY: (signed) Marie-Noël Colussi

NAME: Layne H. Martin	NAME: Marie-Noël Colussi

TITLE: Vice President/ GeneralManager	TITLE: Vice President Finance

DATE: November 11, 2019	DATE: November 6, 2019